Exhibit 99.1

I-Mab Announces $418 Million Private Placement with Hillhouse Capital-Led Consortium

Ordinary Share Purchase price equivalent to $33.00 per ADS, at a premium to the 30-day volume weighted average price (“VWAP”)

Demonstrates leading biotech investors’ strong endorsement of I-Mab’s R&D innovation and value generation capabilities

SHANGHAI, CHINA and GAITHERSBURG, MD. - September 4, 2020 (PR Newswire) – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced that it has entered into definitive subscription agreements with a consortium of institutional investors (the “Investors”) to raise approximately US$418 million through a private placement. The consortium is led by Hillhouse Capital Group (“Hillhouse”), with significant participation by GIC, and also includes certain other leading Asian and U.S. biotech investment funds, such as Avidity Partners, OrbiMed, Octagon Capital Advisors, Invus, Lake Bleu Capital, Perceptive Advisors, Cormorant Asset Management, Sphera Healthcare and Alyeska Investment Group, L.P. Hillhouse is entitled to nominate one representative to I-Mab’s Board of Directors.

The private placement comprises (1) the sale to the Investors of approximately US$418 million of the Company’s 29,133,502 ordinary shares (the “Ordinary Shares”) (equivalent to 12,666,740 American Depositary Shares (“ADSs”) at a purchase price equivalent to US$33 per ADS, representing a 2.9% premium to the 30-day VWAP; and (2) warrants (the “Warrants”) to subscribe for an aggregate of 5,341,267 Ordinary Shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, representing a 40.3% premium to the 30-day VWAP, which may further increase the proceeds of approximately US$104.5 million if the Warrants are fully exercised. The Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement.

The Company will receive all proceeds from the private placement and intends to utilize them to fund the ongoing and planned research and clinical programs globally as well as the development of its commercialization capabilities in China.

“We are honored to have the support of such a distinguished group of globally renowned investors. This financing, which is among one of the largest PIPE deals in recent history, will strengthen our position to effectively execute our strategic priorities and advance our globally competitive pipeline to ultimately bring innovative medicines to patients in need,” said Dr. Jingwu Zang, Founder, Honorary Chairman and Director of I-Mab. “We are very pleased to welcome Hillhouse to our Board and look forward to its counsel on our journey to become a fully integrated biopharma.”

Mr. Michael Yi, Co-CIO of Hillhouse, said, “Our latest investment in I-Mab is a perfect example of Hillhouse’s long-term commitment to funding pioneering innovation in life sciences. We see in I-Mab the same qualities that have propelled other biotech companies to success: clear scientific vision, unswerving focus on innovation and flawless execution. We are delighted to partner with an industry leader like I-Mab to scale new heights in its quest for truly transformative therapies.”

Choo Yong Cheen, Chief Investment Officer of Private Equity, GIC, said, “Our recent investment represents the strengthening of our partnership with I-MAB,    As a long-term investor, GIC invests throughout a company’s various stages of development and we have been impressed by I-MAB’s steadfast resolve on innovation and achievements since inception.”

The securities sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. The Company has agreed to file registration statements with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares issuable in connection with this private placement, including upon exercise of the Warrants.

Jefferies LLC is acting as lead placement agent for the private placement. China Renaissance also participated as a financial advisor.

On the same date, the Company announces that it has entered into a global partnership agreement for the development and commercialization of lemzoparlimab (also known as TJC4), an innovative anti-CD47 monoclonal antibody internally discovered and developed by I-Mab for the treatment of cancers. In addition, the two partners will collaborate on additional transformative CD47-based bispecific antibodies as well as combination therapies.

I-Mab Conference Call and Webcast Information

Investors and analysts are invited to join the conference call today at 8:00 a.m. ET using the following dial-in information:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Mainland China:	400-120-1203
Hong Kong:	800-905-945
Conference ID:	10147681

A live webcast and an archived replay of the conference call can be accessed on the Company’s investor relations website at http://ir.i-mabbiopharma.com.

A telephone replay will be available approximately two hours after the conclusion of the call by dialing +1-877-344-7529 (U.S.), 1-412-317-0088 (International). The conference ID number for the replay is 10147681. The replay will be available through September 11, 2020.

About I-MAB

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon commercialization of novel or highly differentiated biologics in immuno-oncology. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC  (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to transitioning from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facility and commercial capability. I-Mab has offices in Beijing, Shanghai, Hong Kong and Maryland, United States. For more information, please visit http://ir.i-mabbiopharma.com

Safe Harbor Statements

The Company cautions its shareholders and others considering trading its securities that there can be no assurance that the transactions contemplated under the Subscription Agreements will be consummated. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about I-Mab’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in I-Mab’s filings with the SEC. All information provided in this press release is as of the date of this press release, and I-Mab does not undertake any obligation to publicly update or revise any forward-looking statement, except as required under applicable law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Vice President and Global Head of Corporate Communications

Email: gigi.feng@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: +86 21 6039 8363